Exhibit 3.1

Amendment, dated December 14, 2018, to the Bylaws, as amended

Section 2.08. Quorum; Adjournment.

The holders of a majority of the voting power of all shares entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of all business at meetings of the stockholders, except as may be otherwise provided by statute or by the Certificate of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting in accordance with the notice thereof. If a quorum is present when a duly called or held meeting is convened, the stockholders present in person or represented by proxy may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders originally present in person or by proxy to leave less than a quorum.

Section 2.09. Vote Required.

When a quorum is present or represented at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate of Incorporation or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.